SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                    ------------------------------
                           SCHEDULE 14D-1/A
         Tender Offer Statement Pursuant to Section 14(d)(1)
                of the Securities Exchange Act of 1934
                          (Amendment No. 1)
                       -----------------------
                   Enstar Income Program IV-3, L.P.
                      (Name of Subject Company)

                 Madison Liquidity Investors 104, LLC
                 Madison/OHI Liquidity Investors, LLC
                              (Bidders)

                    Limited Partnership Interests
                    (Title of Class of Securities)

                                 None
                (CUSIP Number of Class of Securities)
                      --------------------------

                Ronald M. Dickerman                            Copy to:
       Madison Liquidity Investors 104, LLC                 Jonathan N. Baum
       Madison/OHI Liquidity Investors, LLC                Baum & Associates
                   P.O. Box 7461                         39 Hollenbeck Avenue
           Incline Village, Nevada 89452               Gt Barrington, MA 01230
                  (212) 687-0251                             (413) 528-7980

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      Calculation of Filing Fee
  ------------------------------------------------------------------

                    Transaction                                  Amount of
                    Valuation*                                   Filing Fee

                    $497,007.00                                     $99.40

  ------------------------------------------------------------------
*For purposes of calculating the filing fee only. This amount assumes the purchase of 3,087 units of Limited Partnership Interests ("Units") of Enstar Income Program IV-3, L.P. at $161.00 in cash per Unit.

[X]Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $99.40
Form or Registration Number:  Schedule 14D-1
Filing Party:  Madison Liquidity Investors 104, LLC;  Madison/OHI
Liquidity Investors, LLC
Date Filed:  April 21, 1999

1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       Madison Liquidity Investors 104, LLC
       134022656

2.     Check the Appropriate Box if a Member of a Group (See
Instructions)
       (a)     [   ]
       (b)     [X]

3.     SEC Use Only

4.     Sources of Funds (See Instructions)
       AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
       [ ]

6.     Citizenship or Place of Organization
       Delaware

7.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,949    Madison Partnership Liquidity Investors 52, LLC
         903    Madison Liquidity Investors 104, LLC
          20    Gramercy Park Investments, LP
       -----
       2,872

8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)
       [ ]

9.     Percent of Class Represented by Amount in Row (7)
       7.2

10.    Type of Reporting Person (See Instructions)
       OO


1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       Madison/OHI Liquidity Investors, LLC
       137167955

2.     Check the Appropriate Box if a Member of a Group (See
Instructions)
       (a)     [   ]
       (b)     [X]

3.     SEC Use Only

4.     Sources of Funds (See Instructions)
       OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
       [ ]

6.     Citizenship or Place of Organization
       Delaware

7.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,949    Madison Partnership Liquidity Investors 52, LLC
         903    Madison Liquidity Investors 104, LLC
          20    Gramercy Park Investments, LP
       -----
       2,872

8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)
       [ ]

9.     Percent of Class Represented by Amount in Row (7)
       7.2

10.    Type of Reporting Person (See Instructions)
       OO

                  AMENDMENT NO. 1 TO SCHEDULE 14D-1

This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on April 21, 1999 by Madison Liquidity Investors 104, LLC and Madison/OHI Liquidity Investors, LLC. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated April 21, 1999.

Item 10.       Additional Information.

Item 10(f) is hereby amended to add the following:

       (f) The information set forth in exhibit (a)(4) attached hereto is incorporated herein by reference.

The information set forth in Section 7 "Certain Federal Income Tax Considerations" of the Offer to Purchase dated April 21, 1999, previously filed as Exhibit (a)(1), is hereby supplemented as follows and is hereby incorporated by reference:

"The General Partner states in its Solicitation/Recommendation Statement on Schedule 14D-9, dated May 5, 1999, as follows: "One of the obligations of the General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and the unitholders. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in an established securities market, a secondary market or the substantial equivalent of a secondary market. As it believes is customary, the Partnership complies with this requirement by adhering to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding Units in any given tax year of the Partnership."

The Internal Revenue Service has indicated that a secondary market or the substantial equivalent thereof exists if investors are readily able to buy, sell or exchange their partnership interests in a manner that is comparable, economically, to trading on established securities markets. It is the view of the Purchaser that transfers of Units made pursuant to the Offer will not be deemed to be transfers in an established securities market, a secondary market or the substantial equivalent of a secondary market. Accordingly, it is the view of the Purchaser that transfers of Units made pursuant to the Offer should not be counted toward the five percent safe harbor.

The Purchaser reserves the right, but is not obligated, to take all necessary action to cause the Partnership to admit the Purchaser as a substitute limited partner in the Partnership with respect to Units tendered pursuant to the Offer.

Item 11. Materials to Be Filed as Exhibits.

The following documents are filed as exhibits to this Amended
Schedule 14D-1:

       (a)(4)  Press Release, dated May 25, 1999

                              SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 1999

MADISON LIQUIDITY INVESTORS 104, LLC
MADISON/OHI LIQUIDITY INVESTORS, LLC

By:  /s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Director

                            EXHIBIT INDEX

(a)(4) Press Release, dated May 25, 1999